                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              Exhibit 99.21

Form 51-102F3

Material Change Report

1.                                      Name and Address of Company

Cronos Group Inc.

76 Stafford Street, Suite 302

Toronto, Ontario

M6J 2S1

2.                                      Date of Material Change

January 2, 2018

3.                                      News Release

The news releases with respect to the material change referred to in this report were disseminated on January 2, 2018 through the facilities of CNW Group Ltd.

4.                                      Summary of Material Change

Cronos Group Inc. (“Cronos” or the “Company”) announced a financing on a “bought deal” basis.

5.                                      Full Description of Material Change

On January 2, 2018, Cronos announced that it had entered into a letter of engagement with PI Financial Corp. (“PI”) as lead underwriter, on behalf of itself and a syndicate of underwriters (together, the “Underwriters”), under which the Underwriters agreed to purchase for resale 3,428,572 common shares of the Company (“Shares”) on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price of $8.75 per Share, for total gross proceeds of approximately $30 million.

On the same day, Cronos announced that it had entered into a revised agreement with the Underwriters to increase the size of the previously announced bought deal financing to approximately $40 million aggregate gross proceeds (the “Offering”), representing 4,571,429 Shares at a price of $8.75 per Share (the “Offering Price”).

Pursuant to the revised agreement, the Company has granted the Underwriters an over-allotment option to purchase up to an additional 685,714 Shares at the Offering Price, exercisable in whole or in part at any time on or prior to the date that is 30 days following the closing of the Offering.

The Company intends to use the net proceeds of the Offering for general corporate purposes, to fund growth and for research and development.

The closing date of the Offering is scheduled to be on or about January 26, 2018 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 — Short Form Prospectus Distributions. PI may choose, in its discretion, to sell the Offering in the United States through its U.S. brokerage affiliate to investors who qualify under U.S. prospectus exemptions, and the Company will assist in this regard as reasonably requested. Any Shares sold in the United States will be to investors in reliance upon applicable registration exemptions (Rule 144A of the United States Securities Act of 1933, as amended and rule 506 of Reg. D).

6.                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

January 8, 2018.